Exhibit 99.1

Q2 FY23 Activities Report & Appendix 4C

Commercial scale order for initial production for the U.S. DOD; Launched new product expanding market into mid-sized drones

Key Highlights

●	Secured A$430,000 repeat order for Mobile Ground Control Systems from a cutting edge manufacturer of remote controlled weapons systems platforms

●	A$1.6 million confirmed order backlog for delivery in FY23

●	A$16 million cash balance at 30 June 2023

31 July 2023 – Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW; ASX: MOB), is pleased to provide this activity update for the quarter ended 30 June 2023 (Q2 FY23), along with the Company’s Appendix 4C cash flow report.

Operational Overview

In Q2 FY23, Mobilicom entered new geographics markets, and secured initial and repeat orders from customers that are scaling up toward commercialization. This included an order from a U.S. Tier-1 manufacturer for initial production of drones to be supplied to the U.S. Department of Defence (DOD).

The Company also launched a new product that expands its market into medium-sized long-range drones and continues to be very active at industry trade shows in the U.S.

Commenting on the Company’s Q2 2023 performance, Mobilicom CEO Oren Elkayam said, “It is early days with our design wins and Mobilicom has not yet seen full benefit of its products being incorporated in its customers’ products.

As these leading manufacturers demonstrate their systems which integrate Mobilicom’s solutions to their installed customers base, we expect orders to ramp to commercial scale.”

“We are particularly pleased with the global scope of our customer base, ranging from the U.S. and Europe to our most recent sales in the United Arab Emirates where our business collaborations are ongoing in one of the most advanced drone markets in the world. Our latest design wins open additional markets for us in Korea, Brazil, and Canada.”

“Committed to continuous innovation, we recently expanded our target market from small-sized drones to mid-sized long-range drones with the launch MCU-70, our cybersecure software defined radio (SDR) product which offers a very high size-to-performance ratio. As the industry evolves, the long-range drone segment is set to grow to $38 billion over the next decade and we are well positioned to provide the critical systems that drive high-performance drones for both commercial and military applications.”

Secured Commercial Scale Purchase Order for Initial Production of Drones for the U.S. DOD

Mobilicom secured a commercial scale order from one of its Tier-1 customers, one of the world’s largest manufacturers of small-sized drones and robotics, for its Mobilicom’s SkyHopper PRO datalink systems which has the potential to be recognized as an essential component in their new small-sized drone platform.

Launched MCU-70 SDR Product Expanding its Market into Mid-Sized Drones

Mobilicom’s latest product, the MCU-70, is the latest in its MESH (device-to-device) Networking Cybersecure SDR Series. With its relatively small size and lightweight design, MCU-70 delivers superior performance for mid-sized and long-range unmanned aerial vehicles (UAVs) where form-factor-to-capability performance is critical. Designed for durability in rugged outdoor environments, MCU-70’s communications range of up to 100 miles/150km equips drones with the communications needed for new missions and applications, expanding Mobilicom’s addressable markets for both commercial and military applications.

Secured Repeat Orders from Current Customers Advancing Toward Commercial-Scale Production

Mobilicom secured a A$430,000 repeat order for its Mobile Ground Control Systems from a cutting-edge manufacturer of remote-controlled weapons systems platforms, one of the fastest growing segments in the defense industry. These systems integrated Mobilicom’s Ground Control Weapons Systems and were successfully demonstrated to several militaries.

Mobilicom’s end-to-end solutions were chosen by a United Arab Emirates (UAE) government organization to supply core systems for the country’s drone and robotics platforms. The customer purchased Mobilicom’s entire product offering, including hardware and software, demonstrating the effectiveness of the Company’s end-to-end solutions strategy for uncrewed and autonomous systems. This is a repeat order from the UAE.

Product Suite Selected for Deployment in Autonomous & Remote-Controlled EV Platforms

Mobilicom received a purchase order for its end-to-end product solution from a leading global provider of autonomous and remote-controlled armor technology. This order is based on a previous design win. Mobilicom’s Mobile Ground Control Station 10” Pro, MCU Mesh Networking, and SkyHopper Datalinks will be installed into autonomous and remote-controlled electric vehicles (EVs) sold to customers in the homeland security and defense markets.

High Visibility Showcasing & Demonstrating at Industry Conferences

Mobilicom showcased and demonstrated its end-to-end solutions to procurement specialists at three key U.S. military and UAV industry conferences including Modern Day Marine 2023 in Washington D.C. in June, SOF Week in Tampa, Florida in May, and at the Association of Uncrewed Vehicle Systems International (AUVSI) XPONENTIAL 2023 trade show and conference in Denver, Colorado in May. At each conference, Mobilicom showcased its products and conducted live demonstrations that were very well attended. Mobilicom management met with procurement specialists from the U.S. DOD including the U.S. Marine Corps as well as other potential customers and current users of the Company’s advanced field-proven solutions.

Financials

In Q2 FY23 Mobilicom secured A$656,000 in confirmed new orders with over 80% from Tier-1 players. As of 30 June 2023, Mobilicom holds A$1.6 million confirmed order backlog for delivery in FY23.

Mobilicom is well-funded for growth with a cash balance of A$16 million as of 30 June 2023 enabling support in continuing strategic growth plans.

Q2 FY23 expenses were lower than previous quarters, reflecting continued conservative cash management.

Related party payments noted in Section 6 of the accompanying Appendix 4C relate to payment of executive and non-executive Director fees and salaries.

Outlook

We expect momentum to continue as we achieve additional new design wins and commercial scale orders from prior design wins. This includes the potential for larger orders from a UAE government organization to supply core systems for the country’s drone and robotics platforms.

Our solutions generated strong interest at recent trade shows in the U.S. and we are conducting follow-up meetings with key decision makers that we believe may lead to potential new contracts in the U.S. military market.

Through continuous innovation, we are spurring more demand as we launch new products and enter new segments, our most recent being the mid-sized long-range drones market.

Authorised for release by the Board of Mobilicom Limited.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Mobilicom Limited

ABN	Quarter ended (“current quarter”)
26 617 155 978	30 June 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	309	760
1.2	Payments for
	(a) research and development	(216)	(534)
	(b) product manufacturing and operating costs	(80)	(139)
	(c) advertising and marketing	(330)	(661)
	(d) leased assets	(94)	(199)
	(e) staff costs	(966)	(1,945)
	(f) administration and corporate costs	(378)	(815)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	187	251
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	2	108
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,566)	(3,174)

	Consolidated statement of cash flows	Current quarter $A’000	Year to date (6 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(13)	(30)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(g) entities
	(h) businesses	-	-
	(i) property, plant and equipment	-	-
	(j) investments	-	-
	(k) intellectual property	-	-
	(l) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(13)	(30)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (Small Parcel share buyback)	(41)	(41)
3.10	Net cash from / (used in) financing activities	(41)	(41)

	Consolidated statement of cash flows	Current quarter $A’000	Year to date (6 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	17,692	18,936
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,566)	(3,174)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(13)	(30)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(41)	(41)
4.5	Effect of movement in exchange rates on cash held	(61)	320
4.6	Cash and cash equivalents at end of period	16,011	16,011

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents
at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	16,011	17,692
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	16,011	17,692

		Current quarter $A'000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	272
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note:	if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The following amount are included in section 6.1 above:

-	Director fees paid to director related entities amounted to $272,000 during the quarter.

	Financing facilities	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.	Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.
7.1	Loan facilities
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

		$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,566)
8.2	Cash and cash equivalents at quarter end (item 4.6)	16,011
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	16,011

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	10.22

Note:	if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note:	where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 31 July 2023

Authorised by:	The Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.